PRIVATE OFFERING NOTICE


                             [LYNCH LOGO OMITTED]
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                         Callable Range Accrual Notes
                 Linked to 6-Month United States Dollar LIBOR
                                due March 2012
                                 (the "Notes")
                        US$10 principal amount per unit


                                 Summary Terms

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The Notes:

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o  The Notes are designed for investors who believe     Year 1: 0.0% < 6-month United States dollar LIBOR less than or equal 4.5%
   that 6-month United States dollar LIBOR will         Year 2: 0.0% < 6-month United States dollar LIBOR less than or equal 5.0%
   remain within the ranges described below over the    Year 3: 0.0% < 6-month United States dollar LIBOR less than or equal 5.5%
   term of the Notes and are willing to risk            Year 4: 0.0% < 6-month United States dollar LIBOR less than or equal 6.5%
   receiving no interest on the Notes for each day      Year 5: 0.0% < 6-month United States dollar LIBOR less than or equal 7.0%
   that 6-month United States dollar LIBOR does not     Year 6: 0.0% < 6-month United States dollar LIBOR less than or equal 7.0%
   remain within those ranges, and possibly no          Year 7: 0.0% < 6-month United States dollar LIBOR less than or equal 7.0%
   interest for the entire term of the Notes.
                                                        o  The Notes will not be listed on any securities exchange.
o  The Notes may be called on any interest payment
   date beginning September , 2005 through and          o  The Notes are made available to each investor outside of
   including December   , 2011.                            the United States in a minimum initial investment of
                                                           US$50,000 or such other amount, and subject to such other
o  The Notes will be 100% principal protected on the       restrictions, as may be applicable to such investor under
   maturity date or call date.                             the private offering rules of any jurisdiction outside of
                                                           the United States.
o  Interest on the $10 principal amount of each unit
   will be paid quarterly, beginning June , 2005, at    o  The Notes will be senior unsecured debt securities of
   a rate expected to be between 6.00% and 6.50% per       Merrill Lynch & Co., Inc. and part of a series entitled
   year for each day that 6-month United States            "Medium-Term Notes, Series C" and will have the CUSIP
   dollar LIBOR remains within the ranges described        No.:          .
   below.
                                                        o  Expected issue date: March  , 2005.
o  For each annual period from and including the
   applicable anniversary of the date the Notes are     Payment on the maturity date or call date:
   issued to the public to but excluding the
   immediately succeeding anniversary of that date,     o  The amount an investor will receive on the maturity date
   or, in the case of the first annual period, from        or call date per unit will equal the $10 principal amount
   and including the date the Notes are issued to          per unit plus any accrued and unpaid interest up to but
   the public to but excluding the first anniversary       excluding the maturity date or call date, as applicable.
   of that date, the applicable LIBOR range will be
   as follows:
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The Notes, the subject of the attached offering document (the "Offering
Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").


The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.


                           PRIVATE OFFERING NOTICE

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This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to risk factors on pages PS-6 to PS-8 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

     (a) The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (c) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Notes.

     (d) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

     (e) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.














                   The date of this Notice is March 11, 2005

  This Notice supplements the Preliminary Pricing Supplement, dated March 11,
           2005, and the Prospectus Supplement and Prospectus, dated
                                February 25, 2005.